UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2012

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces 2012 First Quarter Results”.

The financial statements tables included in the press release (pages 4-6 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2012	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: info@ccgisrael.com

Company Press Release

NOVA ANNOUNCES 2012 FIRST QUARTER RESULTS

Rehovot, Israel - May 2, 2012 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2012 first quarter results.

Highlights for the First Quarter of 2012

•	Quarterly revenues of $22.6 million, up 18% from the fourth quarter of 2011

•	Gross margin of 56%

•	GAAP net income of $2.7 million, or $0.10 per diluted share

•	Non-GAAP net income of $4.1 million, or $0.15 per diluted share

Management Comments

“The pickup in bookings continued during the first quarter, resulting in revenues at the high end of our guidance,” said Gabi Seligsohn, President and CEO of Nova. “Our operating margin of 14% was above our guidance, owing to favorable revenue mix during the first quarter, which more than offset higher operating expenses to support our future growth.”

“With our prior success in penetrating more customers and our focus on the most advanced technology nodes, we are well positioned to capitalize on the positive trends taking place in the foundry segment, where end market demand is very high. The need for additional capacity at 28nm and below and for rapid yield improvements, translate into strong demand for our process control solutions. Our ability to offer short lead times is also paying off, as some customers are attempting to accelerate tool deliveries in light of capacity insufficiency.”

“Looking ahead, we expect to benefit from our deep involvement in process development with leading-edge customers and from our continued exposure to the segments of the market that are likely to show the highest growth. After some recent weakness, we expect NAND and DRAM to come back towards the end of the year or the beginning of 2013, fueled by signs of insufficient capacity at the high end driven by demand for tablets, smartphones and ultrabooks as well as the launch of Windows 8. This improvement on the memory side may contribute to maintaining strong revenues into next year.”

2012 Second Quarter Guidance

For the second quarter of 2012, management expects revenues of $24.5-$26.5 million, with operating margins of 13%-17%, and with GAAP diluted earnings per share of $0.09-$0.13.

On a Non-GAAP basis, which excludes adjustments of deferred income tax assets and stock based compensation expenses, management expects diluted earnings per share of $0.14-$0.19 for the second quarter of 2012.

2012 First Quarter Results

Total revenues for the first quarter of 2012 were $22.6 million, a decrease of 20% relative to the first quarter of 2011, and an increase of 18% relative to the fourth quarter of 2011.

Gross margin for the first quarter of 2012 was 56%, compared with 58% in the first quarter of 2011 and 55% in the fourth quarter of 2011.

Operating expenses in the first quarter of 2012 were $9.3 million, compared with $8.4 million in the first quarter of 2011 and $8.3 million in the fourth quarter of 2011.

On a GAAP basis, the company reported net income of $2.7 million, or $0.10 per diluted share, in the first quarter of 2012. This compares to a GAAP net income of $8.1 million, or $0.30 per diluted share, in the first quarter of 2011, and a GAAP net income of $5.0 million, or $0.18 per diluted share, in the fourth quarter of 2011.

On a Non-GAAP basis, which excludes deferred income tax expenses and benefits and stock based compensation expenses, the company reported net income of $4.1 million, or $0.15 per diluted share, in the first quarter of 2012. This compares to a Non-GAAP net income of $8.3 million, or $0.31 per diluted share, in the first quarter of 2011, and a Non-GAAP net income of $2.9 million, or $0.11 per diluted share, in the fourth quarter of 2011.

Total cash reserves at the end of the first quarter of 2012 were $86.7 million.

Conference Call Dial-in

The Company will host a conference call today, May 2, 2012, at 9:00am ET. To participate, please dial in the US: 1 877 249 9037; or internationally: +972 3 763 0147. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call. In addition, a presentation to accompany the conference call will be available together with a live webcast of the conference call. This will be accessible from a link on Nova’s website at www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for stock-based compensation and for deferred income tax expenses and benefits, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2011, filed with the Securities and Exchange Commission on March 28, 2012. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2012	2011

CURRENT ASSETS
Cash and cash equivalents	26,594	18,716
Short-term interest-bearing bank deposits	57,879	66,247
Held to maturity securities	1,636	1,582
Trade accounts receivable	18,491	13,402
Inventories	13,285	9,608
Deferred income tax assets	1,590	2,500
Other current assets	2,187	1,173
	121,662	113,228
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	545	545
Other long-term assets	291	291
Severance pay funds	3,110	2,885
	3,946	3,721

FIXED ASSETS, NET	5,921	5,998

TOTAL ASSETS	131,529	122,947

CURRENT LIABILITIES
Trade accounts payable	12,046	8,305
Deferred income	3,533	2,172
Other current liabilities	7,919	8,082
	23,498	18,559

LONG-TERM LIABILITIES
Liability for employee severance pay	4,057	3,851
Deferred income	410	611
Other long-term liability	13	20
	4,480	4,482

SHAREHOLDERS' EQUITY	103,551	99,906

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	131,529	122,947

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	March 31, 2012	December 31, 2011	March 31, 2011

REVENUES
Products	18,767	15,273	23,918
Services	3,835	3,919	4,251
	22,602	19,192	28,169

COST OF REVENUES
Products	7,195	5,972	9,198
Services	2,829	2,693	2,735
	10,024	8,665	11,933

GROSS PROFIT	12,578	10,527	16,236

OPERATING EXPENSES
Research and Development expenses, net	5,581	4,567	4,967
Sales and Marketing expenses	2,881	2,951	2,711
General and Administration expenses	842	746	729
	9,304	8,264	8,407

OPERATING PROFIT	3,274	2,263	7,829

INTEREST INCOME, NET	409	207	219

INCOME BEFORE INCOME TAXES	3,683	2,470	8,048

INCOME TAXES BENEFIT (EXPENSES)	(946)	2,500	--

NET INCOME FOR THE PERIOD	2,737	4,970	8,048

Earnings per share:
Basic	0.10	0.19	0.31
Diluted	0.10	0.18	0.30

Shares used for calculation of earnings per share:
Basic	26,541	26,425	25,960
Diluted	27,234	27,007	27,020

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	March 31, 2012	December 31, 2011	March 31, 2011
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	2,737	4,970	8,048
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	577	541	362
Amortization of deferred stock-based compensation	420	476	266
Decrease in liability for employee termination benefits, net	(10)	(60)	(6)
Deferred income taxes	910	(2,500)	--
Increase in trade accounts receivables	(5,089)	(1,281)	(1,678)
Decrease (increase) in inventories	(3,604)	954	(1,269)
Decrease (increase) in other current and long term assets	(531)	85	(1,083)
Increase in trade accounts payables and other long-term liabilities	3,737	332	2,663
Increase (decrease) in other current liabilities	(241)	625	678
Increase (decrease) in short and long term deferred income	1,160	(287)	373
Net cash provided by operating activities	66	3,855	8,354

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	8,368	8,044	(20,303)
Investments in long-term interest-bearing bank deposits	--	86	--
Investments in short-term held to maturity securities	(54)	(482)	--
Additions to fixed assets	(573)	(632)	(676)
Net cash provided by (used in) investment activities	7,741	7,016	(20,979)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans and exercise of warrants	71	163	2,217
Net cash provided by financing activities	71	163	2,217

Increase (decrease) in cash and cash equivalents	7,878	11,034	(10,408)
Cash and cash equivalents – beginning of period	18,716	7,682	25,394
Cash and cash equivalents – end of period	26,594	18,716	14,986

DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2012	2011	2011

GAAP Net income for the period	2,737	4,970	8,048

Non-GAAP Adjustments:
Stock based compensation expenses	420	476	266
Deferred income taxes expenses (benefits)	910	(2,500)	--

Non-GAAP Net income for the period	4,067	2,946	8,314

Non-GAAP Net income per share:
Basic	0.15	0.11	0.32
Diluted	0.15	0.11	0.31

Shares used for calculation of Non-GAAP net income per share:
Basic	26,541	26,425	25,960
Diluted	27,234	27,007	27,020